Exhibit 4.7

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF COMMON STOCK

We are authorized to issue 75,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2019, approximately 36,031,933 shares of common stock were issued and outstanding, held of record by approximately 2,011 shareholders of record, not including beneficial holders whose shares are held in names other than their own.

The following descriptions of our common stock and provisions of our Second Amended and Restated Articles of Incorporation, as amended (“Articles”), and our Second Amended and Restated Bylaws (“Bylaws”), are only summaries. We encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the SEC.

Dividends, Voting Rights and Liquidation

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Payments of dividends by our subsidiaries to Green Plains may be restricted by certain debt covenants.  Future declarations of dividends are subject to approval by our board of directors and may be adjusted as business needs or market conditions change.

All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations.

Listing

Our common stock is listed under the symbol “GPRE” on The Nasdaq Global Market.

Transfer Agent and Registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock. Their address is 250 Royall Street, Canton, Massachusetts 02021, and their telephone number is (800) 962-4284.

Iowa Law and Certain Charter and Bylaw Provisions

The provisions of (1) Iowa law, (2) our Articles and (3) our Bylaws, discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that shareholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Iowa Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 490.1110 of the Iowa Business Corporation Act. In general, Section 490.1110 prohibits a publicly-held Iowa corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is, or the transaction in which the person became an interested shareholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 490.1110, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and, subject to certain exceptions, an “interested shareholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 10% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause. Our Articles and Bylaws provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our shareholders. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 66 2/3% of our outstanding voting stock. These provisions are likely to increase the time required for shareholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for shareholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Shareholder Proposals and Shareholder Nominations of Directors.  Our Bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a shareholder before a meeting of shareholders, the shareholder must first have given timely notice of the proposal in writing to our Secretary. A shareholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event of a special meeting or the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the previous year’s annual meeting, notice by the shareholder to be timely must be received by the company not earlier than the close of business on the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made.  Detailed requirements as to the form of the notice and information included in the notice are specified in the Bylaws.  If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Shareholders. Special meetings of the shareholders may be called only by our Chairman of the Board, Chief Executive Officer, President, the Board of Directors, or as otherwise allowed under the Iowa Business Corporation Act.

No Shareholder Action by Written Consent. Our Bylaws do not permit our shareholders to act by written consent, except where otherwise required by the Iowa Business Corporation Act. As a result, any action to be effected by our shareholders must be effected at a duly called Annual or Special Meeting of Shareholders.

Super-Majority Shareholder Vote Required for Certain Actions. The Iowa Business Corporation Act provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless the corporation’s articles of incorporation or bylaws, as the case may be, requires a greater percentage. An affirmative vote of 66 2/3% of our outstanding voting stock is required for any amendment to, or repeal of, our Bylaws by the shareholders.  Our Bylaws may be amended or repealed by a simple majority vote of the board of directors.